Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

December 3, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attention:  Mr. Mark Cowan

Re:	Genworth Variable Insurance Trust
File Nos. 333-151541 and 811-22205

Dear Mr. Cowan:

On behalf of Genworth Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 24, 2009, with regard to Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 4 under the Investment Company Act of 1940, as amended, (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 8, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act.

Below we have provided the text at issue, where applicable; your comment; and the Registrant’s response.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment: Please explain to the staff the use of brackets around new disclosure. Does that mean the disclosure provided is subject to change?

Response: We presume that this comment relates to the blackline documents that we emailed to you on November 17, 2009 at your request.  The brackets in those documents do not signify that the disclosure is subject to change.  The blacklining program surrounds new text with brackets.

2.
Text:  Liquidity Risk disclosure in the Principal Risks Section of the prospectus states: “The Genworth Managed Balanced Fund and Genworth Managed Growth Fund, mutual funds that invest in other mutual funds, may from time to time own or control a significant percentage of the Fund’s shares.”

Comment:  The first sentence is confusing.  Please revise.

Response: The text has been modified to read: “The Genworth Moderate Allocation Fund and Genworth Growth Allocation Fund are mutual funds that invest in other mutual funds and may from time to time invest in and own or control a significant percentage of the Fund’s shares.”

3.	Text: Principal Risks section of the prospectus relating to the Genworth Enhanced Core Bond Index Fund

a.
Comment:  Please add risks related to corporate bonds, mortgage-backed securities, and asset-backed securities.  Include additional risks that relate to asset-backed and mortgage related securities, such as loan defaults, including sub-prime mortgage loans, if applicable.  Also, valuation risk due to declining value of underlying assets.

Response: The following text has been added to the Principal Risks section of the prospectus:

Mortgage-Backed and Asset-Backed Securities Risk - These fixed income securities are sensitive to changes in interest rates and like traditional fixed income securities, the value of mortgage-backed and asset-backed securities typically increases when interest rates fall and decreases when interest rates rise.  When interest rates fall, borrowers may refinance or otherwise repay principal on their loans earlier than scheduled.  When this happens, certain types of mortgage-backed and asset-backed securities will be paid off more quickly than originally anticipated, and a Fund may have to invest the proceeds in securities with lower yields which may reduce the returns of a Fund.  This risk is known as ‘‘prepayment risk.’’ When interest rates rise, certain types of mortgage-backed and asset-backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall.  This risk is known as ‘‘extension risk.’’ Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed and asset-backed securities. The value of longer-term securities generally changes more in response to changes in interest rates than shorter term securities.

In a recessionary environment, mortgages or other loans underlying a mortgage-backed or asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities.  These risks are particularly heightened for investments in mortgage-backed or asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.

Corporate Bonds and Loans Risk- The corporate bonds and loans in which a Fund invests are subject to the risk of loss of principal and income and will depend primarily on the financial condition of the borrower.  Although borrowers frequently provide collateral to secure repayment of these obligations, they do not always do so.  If they do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default.  If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit a Fund’s rights to its collateral.  In addition, the value of collateral may erode during a bankruptcy case.  In the event of a bankruptcy or insolvency, the holder of a corporate bond or loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

b.	Comment: Please disclose any risks associated with the investment manager not successfully selecting a portfolio that approximates the major characteristics of the Bond Index.

Response: The Fund already discloses as a principal risk “Index Subset Risk” which is the risk that the securities selected for the Fund, in the aggregate, will underperform the Bond Index or otherwise deviate from the performance on the Bond Index (otherwise known as tracking error).

4.	Text: “Additional Information About the Funds’ Investment Policies” section of the prospectus.

a.	Comment: Please disclose if the Funds retain the right to vote the securities it lends.

Response:  The following text has been added to the section “Lending Portfolio Securities”:  “While any voting rights on the loaned securities may pass to the borrower, the Trust is able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.”

b.
Comment:  Any principal strategies disclosed here should be mentioned in Item 2 disclosure.  If the disclosure applies to all funds, it may appear in the summary on page 1.  Cross references are permitted.  For example, some funds have very high turnover rates.  Disclosure regarding portfolio turnover and associated risks should appear in Item 2.

Response: All principal strategies have been disclosed in Item 2 disclosure, but the Registrant has moved portfolio turnover risk disclosure to Item 2 for those Funds with over 100% portfolio turnover.

5.	Text: Financial Highlights section of the prospectus.

Comment:  Please indicate that financial highlights information does not reflect contract expenses and that such expenses would reduce total return.

Response:  The following text has been added to paragraph under the Financial Highlights heading:  “Total returns reflect Fund level expenses but do not reflect fees and expenses associated with any variable contract that uses the Fund as an investment option for any contract.  If total return reflected variable contract fees and expenses, total return would be reduced.”

6.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, attached is a certificate signed by a Trust officer in which the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition to the foregoing revisions, certain other changes have been made to the Enhanced Core Bond Index Fund that we would like to bring to your attention.  Goldman Sachs Asset Management, L.P. has been added as an investment sub-adviser and the appropriate disclosure required by Form N-1A has been added to the prospectus and statement of additional information.  In addition, we have attached as Exhibit A revisions made to the Principal Investment Strategies and Principal Investment Risk sections of the prospectus.  The revisions reflect the Registrant’s responses to your comments and other changes made to the disclosure.

Please do not hesitate to contact me at (215) 564-8149 or Alexander F. Smith at (215) 564-8554, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

cc:           Carrie E. Hansen
  Genworth Financial Wealth Management, Inc.

Michael P. Cogswell
Heather Harker, Esq.
  Genworth Financial, Inc.

Christopher E. Palmer, Esq.
Richard F. Kerr, Esq.
  Goodwin Procter LLP

Exhibit A

Genworth[ Goldman Sachs] Enhanced Core Bond Index Fund

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek to outperform the total return performance of the Barclays Capital Aggregate Bond Index (the “Bond Index”) while maintaining a risk level commensurate with the Bond Index.

Principal Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets in fixed income securities represented in the Bond Index.  The Bond Index measures the performance of the U.S. investment grade bond market and includes investment grade ~~U.S. Government~~[government] securities, ~~U.S. Government Agency~~[government agency securities, supranational] securities, corporate bonds, mortgage-backed securities and asset-backed securities that are publicly offered for sale in the United States.  ~~The~~[As of the date of this Prospectus, the] securities in the Bond Index must have [at least ]$250 million of outstanding face value; have at least one year remaining to maturity; be ~~demonstrated~~[denominated] in U.S. dollars; and be fixed ~~note and non-convertible~~[rate].  The subadvisor attempts to achieve the Fund’s investment objective by forming a portfolio that ~~is a subset of the Bond Index that~~ holds a range of securities ~~from the Bond Index that~~[which] in the aggregate ~~approximates~~[may deviate from] the major characteristics of the Bond Index (e.g., industry/sector weightings, credit quality, duration).  In constructing the portfolio from the Bond Index, the subadvisor seeks to select those individual securities in the Bond Index that it believes will outperform the Bond Index as a whole ~~and create an investment portfolio comprised of individual securities that in the aggregate will also mirror the major characteristics of the Bond Index.  The subadvisor believes that by constructing an investment portfolio in this fashion outperformance of the Bond Index may be achieved~~.  The Fund may also invest up to 20% of its net assets in cash ~~and~~[,] high quality liquid short term investments[ and securities that may not be included in the Bond Index, including when-issued/delayed delivery securities and exchange-traded bond futures].

Terms highlighted above are defined in the Appendix.

Principal Risks

There is no guarantee that the Fund will achieve its investment objective.

The value of the Fund’s investments and, as a result, the value of the Fund’s shares, may fluctuate.  If the value of the Fund’s investments decreases, you may lose money.  The principal risks to which the Fund may be subject are set forth below.  Please see the Appendix to this prospectus for more information about the risks to which the Fund may be subject.

Call Risk - The risk that an issuer will exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) earlier than expected.

Credit Risk - The risk that an issuer or guarantor of a fixed income security, or the counterparty to a derivatives or other contract, will be unable or unwilling to pay principal, interest or other payments when due.  High yield bonds and other lower-rated securities are generally more exposed to credit risk than investment grade securities.

Index Subset Risk -  The risk that the securities selected for the Fund, in the aggregate, will underperform the Bond Index[ or otherwise deviate from the performance of the Bond Index (otherwise known as tracking error)].

Interest Rate Risk - The risk that when interest rates increase, certain fixed income securities held by the Fund will decline in value.

~~U.S.~~ Government Agency Securities Risk - The risk that securities issued by certain agencies or instrumentalities of the U.S. ~~Government~~[or a foreign government] may not be fully supported financially by ~~the U.S. Treasury~~[that government] and, as a consequence, may not meet their payment obligations.

Liquidity Risk[ -The Fund may invest to a greater degree in securities or instruments that trade in lower volumes and may make investments that may be less liquid than other investments. The Fund may make investments that may become less liquid in response to market developments or adverse investor perceptions. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the security or instrument at all. An inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities].  The Genworth Moderate Allocation Fund and Genworth Growth Allocation Fund~~,~~[ are] mutual funds that invest in other mutual funds~~,~~[ and] may from time to time[ invest in and] own or control a significant percentage of the Fund’s shares.  Redemptions by these funds of their holdings in the Fund may impact the Fund’s liquidity and net asset value.  These redemptions may also force the Fund to sell securities, which may negatively impact the Fund’s brokerage and tax costs.

[Mortgage-Backed and Asset-Backed Securities Risk - These fixed income securities are sensitive to changes in interest rates and like traditional fixed income securities, the value of mortgage-backed and asset-backed securities typically increases when interest rates fall and decreases when interest rates rise.  When interest rates fall, borrowers may refinance or otherwise repay principal on their loans earlier than scheduled.  When this happens, certain types of mortgage-backed and asset-backed securities will be paid off more quickly than originally anticipated, and a Fund may have to invest the proceeds in securities with lower yields which may reduce the returns of a Fund.  This risk is known as ‘‘prepayment risk.’’ When interest rates rise, certain types of mortgage-backed and asset-backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall.  This risk is known as ‘‘extension risk.’’ Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed and asset-backed securities. The value of longer-term securities generally changes more in response to changes in interest rates than shorter term securities.]

[In a recessionary environment, the mortgages or other loans underlying a mortgage-backed or asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities.  These risks are particularly heightened for investments in mortgage-backed or asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.]

[Corporate Bonds and Loans Risk - The corporate bonds and loans in which a Fund invests are subject to the risk of loss of principal and income and will depend primarily on the financial condition of the borrower.  Although borrowers frequently provide collateral to secure repayment of these obligations, they do not always do so.  If they do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default.  If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit a Fund’s rights to its collateral.  In addition, the value of collateral may erode during a bankruptcy case.  In the event of a bankruptcy or insolvency, the holder of a corporate bond or loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.]

[Portfolio Turnover Risk - The Fund may engage in active and frequent trading of portfolio securities.  A higher portfolio turnover rate increases transaction costs and as a result may adversely impact the Fund’s performance, and may increase share price volatility.]